UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

Current Report Pursuant to Regulation A

Date of Report: July 19, 2019

(Date of earliest event reported)

HIGHTIMES HOLDING CORP.

(Exact name of issuer as specified in its charter)

Delaware	81-4706993
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

10990 Wilshire Blvd

Penthouse

Los Angeles, California 90024-3898

(Full mailing address of principal executive offices)

(844) 933-3287

(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A: Class A voting Common Stock, par value $0.0001 per share

This Current Report on Form 1-U is issued in accordance with Rule 257(b)(4) of Regulation A, and is neither an offer to sell any securities, nor a solicitation of an offer to buy, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

ITEM 9. OTHER EVENTS

Resignation of Colin Conway as Secretary and Director

On July 19, 2019, Colin Conway, the secretary and a director of Hightimes Holding Corp. (the “Company”), resigned from his positions with the Company. In conjunction with his resignation, Mr. Conway entered into an agreement with the Company pursuant to which Mr. Conway (who currently owns approximately 2.1% of the outstanding Class A common stock of the Company) agreed that, if at the time the Company becomes publicly listed, other shareholders owning 1% or more of the outstanding Company common stock execute lock-up agreements, Mr. Conway will also execute a lock-up agreement with the Company pursuant to which he will not sell his shares of common stock for either a six month period or the shortest lock-up period for which other similarly situated stockholders are held., whichever period is shorter.

Resignation of Neil Watanabe as Chief Financial and Chief Operating Officer

Effective as of July 19, 2019, Neil Watanabe, the Chief Financial Officer and Chief Operating Officer of the Company , resigned from his positions with the Company. In conjunction with his resignation, the parties terminated Mr. Watanabe’s prior employment agreement and the Company agreed to make a severance payment to Mr. Watanable of 4.5 month’s salary (a total of $83,850) and permit 30,000 of the restricted stock units previously granted to him to immediately vest. Mr. Watanable’s resignation was to enable him to pursue other business opportunities. There were no disputes between Mr. Watanabe and the Company with respect to any financial matters or financial disclosures contained in the Company filings with the SEC.

Agreement with David Newberg

As a result of the resignation of Neil Watanable, David Newberg, the current Vice President of Finance was also named Interim Chief Financial Officer of the Company. On June 24, 2019, Mr. Newberg entered into a two year employment agreement with the Company, terminable by either party after six months. Under the terms of his agreement, Mr. Newberg receives a salary of $225,000 per annum, subject to increase to $250,000 per annum if the Company raises an additional $10,000,000 of financing. In addition, the agreement provides that Mr. Newberg would receive (in addition to his existing stock options) an additional 250,000 stock options, of which 150,000 options will vest in the event and at such time as the Company obtains an additional $10,000,000 of financing and has its common stock quoted or listed for trading on the OTCQX Market or other national securities exchange, included the Nasdaq Capital Market, and an additional 100,000 options will vest on a monthly basis over the remaining two year term of the agreement assuming that Mr. Newberg continues to be employed by the Company during such period.

A copy of the agreement between the Company and Mr. Newberg is attached as an exhibit to this Form 1-U.

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Hightimes Holding Corp.
a Delaware corporation

By:	/s/ Adam E. Levin
Name:	Adam E. Levin
Its:	Executive Chairman of the Board
Date:	July 29, 2019

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Exhibits to Form 1-U

Index to Exhibits

Exhibit No.	Description
6.1	Employment letter agreement with David Newberg.

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